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SECURIT ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Securities Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J Barton 617-937-8597
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J Barton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Securities Services, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) In Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Securities Services, Inc.
(SEC. I. D. No. 8-65478)
A wholly-owned subsidiary of Investors Bank & Trust Company

Statement of Financial Condition
As of Year December 31, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)
As a Public Document

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Investors Securities Services, Inc.

We have audited the accompanying statement of financial condition of Investors Securities Services, Inc. (the "Company") (a wholly owned subsidiary of Investors Bank & Trust Company) as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2005

INVESTORS SECURITIES SERVICES, INC.
Statement of Financial Condition
December 31, 2004
(Dollars in thousands)

	December 31, 2004
Assets	
Cash and cash equivalents	$ 1,928
Accrued revenue – broker dealer fees	20
Accounts receivable	22
Prepaid services	33
Clearing broker dealer deposit	100
Total assets	$ 2,103
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 21
Payable to clearing broker dealer	2
Due to parent	126
Total liabilities	149
Stockholder's Equity:	
Common stock, par value $0.01 (shares authorized: 1,000 at 2004; issued and outstanding: 1,000 at 2004)	-
Additional paid-in capital	500
Retained earnings	1,454
Total stockholder's equity	1,954
Total Liabilities and Stockholder's Equity	$ 2,103

See Notes to Statement of Financial Condition.

1. Business

Investors Securities Services, Inc. (the 'Company') is a Massachusetts corporation and a fully disclosed, introducing broker-dealer and is a member of the National Association of Securities Dealers, Inc. ('NASD'). The Company is 100% owned by Investors Bank & Trust Company ('IBT') which is wholly-owned by the ultimate parent, Investors Financial Services Corp ('IFSC'). The Company accepts customer orders, but elects to clear the orders through a clearing broker-dealer and offers a commission recapture program. There are no margin accounts, short selling or market making activities. The Company is responsible for monitoring performance of customers and is responsible if customers do not meet their obligations to the clearing broker.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company and may not be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents – For purposes of reporting cash flows, the Company defines cash and cash equivalents to include cash, due from banks, and interest-bearing deposits.

Investment in Securities – The Company had no investments in securities as of December 31, 2004.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

3. Related Party Transactions

The Company has entered into a management agreement with IBT to receive certain administrative functions including payroll administration, general accounting, legal services and human resource services. As a result of this management agreement, the Company is billed a management fee each month by IBT as required by Notice to Members 03-63. Overhead expenses are a component of the management fee calculation.

4. Net Capital Requirements

The Company is required to maintain minimum net capital as calculated by the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1. Essentially, net capital is defined as stockholders' equity and subordinated indebtedness, less certain deductions for assets that are not readily convertible into cash. The Company is required to meet a net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $250,000 as of December 31, 2004. The minimum net capital requirement was $250,000 on December 31, 2004. At December 31, 2004, the Company's net capital exceeded requirements by $1,671,000. The aggregate indebtedness to net capital ratio was 0.08 to 1 at December 31, 2004.

5. Income Taxes

Income tax expense is based on estimated taxes payable or refundable on a tax return basis for the current year and the changes in deferred tax assets and liabilities during the year. Deferred tax assets and liabilities are established for temporary differences between the accounting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

The Company is a participant in a tax sharing agreement with IFSC. Under the terms of this agreement, the Company is responsible for computing its federal income tax liability as if it had filed a separate return and the Company is responsible for making all required tax liability payments to IFSC. Any deferred tax asset or liability of the Company will remain on the books of the Company and shall not be credited to IFSC. IFSC will remit or collect all required tax payments or refunds on behalf of the Company and allocate the portions attributable to the Company based upon the consolidated return through the Company's due to/due from account.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of Section (k)2(i) thereof and from Rule 17a-13 under the provision of paragraph (a) thereof.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
Investors Securities Services, Inc.:

In planning and performing our audit of the financial statements of Investors Securities Services, Inc. (the "Company") (a wholly owned subsidiary of Investors Bank & Trust Company), for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing

their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2005